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SEC FILE NUMBER
8-70044

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 180 Degree Capital BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 N Willow Street, Suite 4B
(No. and Street)

Montclair	NJ	07042
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schley	646-290-7248	dschley@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bigelow, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 180 Degree Capital BD, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: General Securities Principal

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

180 Degree Capital BD, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
180 Degree Capital BD, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of 180 Degree Capital BD, LLC as of December 31, 2022, and the related statements of operations, changes in member equity (deficit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of 180 Degree Capital BD, LLC as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 180 Degree Capital BD, LLC's management. My responsibility is to express an opinion on 180 Degree Capital BD, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to 180 Degree Capital BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Reconciliation of Computation of Net Capital and Schedule III Information Relating to Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of 180 Degree Capital BD, LLC's financial statements.

The supplemental information is the responsibility of 180 Degree Capital BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as 180 Degree Capital BD, LLC's auditor since 2022.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 21, 2023

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash	$	97,004
Prepaid expenses		1,404
TOTAL ASSETS	$	98,408
LIABILITIES AND MEMBER EQUITY		
Accounts payable and accrued expenses	$	4,500
Total Liabilities		4,500
Commitments and Contingencies (Note 8)		
Member Equity		93,908
TOTAL LIABILITIES AND MEMBER EQUITY	$	98,408

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2022

Expenses		
Professional fees	$	40,500
Occupancy and equipment		4,260
Regulatory and exchange fees		8,631
Technology, data, and communication costs		1,788
Bank charges		614
Office expense		240
Total Expenses		56,033
Net Loss	$	(56,033)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2022

Balance - January 1, 2022	$	79,225
Member Contributions		145,716
Member Withdrawals		(75,000)
Net Loss		(56,033)
Balance - December 31, 2022	$	93,908

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(56,033)
Decrease in Operating Assets		
Decrease in prepaid expenses		(303)
Decrease in Operating Liabilities		
Decrease in intercompany payable		(73,044)
Decrease in accrued liabilities		(17,500)
Net cash used in operating activities		(146,880)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		145,716
Capital Withdrawals		(75,000)
Net cash provided by financing activities		70,716
NET DECREASE IN CASH		(76,164)
CASH		
Cash - January 1, 2022		173,168
Cash - December 31, 2022	$	97,004

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

180 Degree Capital BD, LLC (the "Company") is a broker-dealer registered on June 5, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a Limited Liability Corporation under the laws of Delaware on October 3, 2017. The sole managing member of the Company is 180 Degree Capital Corp. (the "Parent").

The Company's primary business activities may include raising capital for investment funds which may be affiliated with the Parent and private placement of securities. No such activities were conducted during the year. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Statement of Cash Flows

Cash includes cash on deposit.

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022.

NOTE 3. INCOME TAXES

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any taxes due.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company files income tax returns in the U.S. federal, state, and local jurisdictions.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 62/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2022, the Company had net capital of $92,504 which was $87,504 in excess of the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .05 to 1.

The Company does not handle customers' cash or securities. The Company relies on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5. RELATED-PARTY TRANSACTIONS

In April 2018 the Parent and the Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $6,288 in administrative expenses under the agreement during the year ended December 31, 2022.

In addition, the Parent has paid vendors of the Company during the year for which it invoices the Company for reimbursement. These reimbursement requests totaled $36,000 for consulting, $4,500 for auditing and $8,631 for regulatory fees.

NOTE 6. CONCENTRATIONS AND ECONOMIC DEPENDENCY

The Company's is dependent on continued capital contributions from its parent in order to meet its minimum net capital requirements.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022, there were no cash balances held in any accounts that were not fully insured.

NOTE 7. FAIR VALUE

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

NOTE 9. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 11. OTHER EVENTS

On February 25, 2022, the Parent entered into a Broker-Dealer Purchase Agreement (the "Agreement"), with an unrelated prospective buyer, whereby the Parent has agreed to sell all of its equity pursuant to the terms of the Agreement and regulatory approval, for the Company's continuation of membership with FINRA.

On February 8, 2023, the unrelated prospective buyer received regulatory approval and the closing date of the transaction is expected to be February 22, 2023.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:		
Member's equity	$	93,908
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables		1,404
Net capital before haircuts on securities positions		92,504
Less: Haircuts and exempted securities		0
NET CAPITAL	$	92,504
AGGREGATE INDEBTEDNESS	$	4,500
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	300
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
Net capital requirement (greater of computed minimum net capital or minimum dollar requirement)		
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	87,504
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.86%

There were no material differences between the preceeding computations included in the most recent unadited Partt IIA of Form x-17a-5 as of December 31, 2022 filed on January 25, 2023

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 92,504
Increases:		
Decrease in non allowable assets	0	
Increase in income	0	
Decrease in expenses	0	0
Decreases:		
Increase in expenses	0	
Decrease in income	0	0
NET CAPITAL per audit		$ 92,504

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2022

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
180 Degree Capital BD, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) 180 Degree Capital BD LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement of securities (including affiliate management investment companies) on a best effort basis only and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2022. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 21, 2023

180 Degree Capital BD LLC

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2022

180 Degree Capital BD LLC Exemption Statement

180 Degree Capital BD LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

The Company does not hold customers' cash or securities on behalf of customers, limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a best efforts basis only and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2022.

180 Degree Capital BD LLC

I, Robert E Bigelow, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: ______________________

Robert E Bigelow
Genera; Securities Principal